Exhibit 99.1

TSX: JE.
NYSE: JE.

• FOR IMMEDIATE RELEASE

Just Energy Group Announces Listing of US $150 Million Convertible Bonds Due 2019
on the Professional Securities Market of the London Stock Exchange

TORONTO, ONTARIO – June 6, 2014 - Just Energy Group Inc.  (“Just Energy” or the “Company”)  (TSX: JE & NYSE: JE) is pleased to announce that it has received  approval  from  the  UK  Listing  Authority  for  the  publication  of  Listing Particulars relating  to  the admission of US $150,000,000 6.5% convertible bonds due 2019 issued by the Company on January 29, 2014 (the “Bonds”) to the Official List and to trading on the Professional Securities Market of the London Stock Exchange plc (the “Professional Securities Market”) (the “London Listing”).

It is anticipated that admission to the Official List and admission to the trading and first day of dealings on the Professional Securities Market will occur on June 12, 2014.  The Listing Particulars relating to the London Listing are available on Just Energy’s website, www.justenergygroup.com and will also be made available for viewing at the UK National Storage Mechanism.

Just Energy Group Inc.

Established in 1997, Just Energy is primarily a competitive retailer of natural gas and electricity. With offices located across the United States, Canada and the United Kingdom, Just Energy serves more than 2 million residential, commercial and home services customers (4.7 million RCEs) through a wide range of energy programs and home comfort services. The Company's JustGreen® products provide consumers with the ability to help them reduce the environmental impact of their everyday energy use.  Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts under the following trade names: Just Energy, Hudson Energy, Commerce Energy, Smart Prepaid Electric, Amigo Energy, Tara Energy and Green Star Energy.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements including statements pertaining to factors that could cause actual results or events to differ materially from current expectations including, among other things, risk relating to global political uncertainties, unanticipated events impacting the working capital of the Company, changes in customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes and changes in securities markets. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

None of the Toronto Stock Exchange, the New York Stock Exchange or the London Stock Exchange has approved or disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Beth Summers, CPA, CA
Chief Financial Officer
Phone: (905) 795-4206
bsummers@justenergy.com

or

Michael Cummings
Investor Relations
FTI Consulting
(617) 897-1532
Michael.Cummings@FTIConsulting.com